United States
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

July 21, 2010

RE:         Commonwealth Equity Partners, Inc
Form S-11
Originally Filed on December 16, 2009
File No. 333-164986

Dear Ms. McHale:

We are hereby requesting acceleration of effectiveness of the above referenced Form S-11, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 4:00 P.M. EST on Friday, July 23, 2010 or as soon as there after practicable.

In conjunction with this request for acceleration of the effective date of the above referenced Form S-11, the issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information to grant effectiveness, please advise.

Please notify the undersigned upon effectiveness of the Form S-11 at my fax at 951-602-6049.

Thank you for your assistance.

Sincerely,

/s/Chris Cronin
Chris Cronin